

Mail Stop 3720

August 14, 2015

Sushil Kumar Chaturvedi
Chief Executive Officer
Ascend Telecom Holdings Limited
Clifton House
75 Fort Street
Grand Cayman KY1-1108, Cayman Islands

> **Re: Ascend Telecom Holdings Limited**
> **Registration Statement on Form F-4**
> **Filed July 27, 2015**
> **File No. 333-205872**

Dear Mr. Chaturvedi:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all exhibits, including your legal and tax opinions, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, please tell us whether you intend to submit any requests for confidential treatment for portions of any exhibits.  We note that you have included a note following the exhibits list indicating that this may be a possibility.

2. We note your disclosure on page 1 regarding selling shareholders, the registration of their ordinary shares and the plan of distribution of the selling shareholders' shares.  Please revise the registration fee table and prospectus cover page to include the shares being

registered on behalf of selling shareholders and to provide disclosure regarding the selling shareholder component of the offering. Revise throughout the prospectus to take into account the selling shareholder component of the registration statement, such as in the discussion of the lock-up agreements, registration rights agreement and shares eligible for sale.

Prospectus Cover Page / Letter to Shareholders

3. Please endeavor to limit the prospectus cover page to one page and write it in plain English. Refer to Item 501(b) of Regulation S-K. For example, consider revising your discussion of the transaction using clear, everyday language. Your current disclosure is written in a manner that can be easily understood only by those with specific knowledge of the transaction. For example, on your prospectus cover page the details of the transaction are very dense and unclear because they focus on the mechanics and introduce unknown entities that were formed only to facilitate the business combination. Rather, explain how the transaction will work in clear everyday language. In this regard, you provide a clearer explanation of the outcome of the transaction in the first paragraph on page 131.

4. Please disclose the total number of shares being offered pursuant to the prospectus. Refer to Item 501(b)(2) of Regulation S-K.

5. You disclose that a condition to the business combination is that ROI holds not less than INR 5,585,461,616 on the last business day prior to the closing after payment of certain items. So that shareholders can understand this amount in relation to the amount currently held in the trust account, please also include what this amount would be in U.S. dollars.

6. You disclose that another condition to the business combination is that redemptions by public stockholders cannot exceed $22,580,000, subject to ROI's right to privately place up to 1,000,000 shares of common stock at $10.00 per share in order to satisfy such condition. You further disclose that, "[i]n the event that Ascend Holdings waives this condition, ROI does not intend to seek additional stockholder approval or to extend the time period in which ROI's public stockholders can exercise their redemption rights. In no event, however, will ROI redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 immediately prior to the Business Combination." Please revise your disclosure throughout the proxy statement / prospectus to reflect the potential redemptions by ROI shareholders up to an amount that would leave ROI with net tangible assets of $5,000,001. Also disclose how you will inform ROI shareholders if this condition is waived.

Questions and Answers about the Proposals for Stockholders and Public Warrantholders

Q: Why am I receiving this proxy statement/prospecuts?, page 5

7. Please disclose the total value of the consideration for the transaction and the value that each party will receive.

Q: When is the Business Combination expected to be completed? page 13

8. Please disclose any regulatory or lender approvals that you must obtain prior to closing.

Summary of the Proxy Statement/Prospectus

9. Please disclose the extent and amount of Ascend India's indebtedness, whether lender approval is required for the business combination, and the amount of such debt that will be repaid out of proceeds from this offering.

The Business Combination, page 17

10. Please revise your disclosure here and elsewhere in the document to discuss the pro forma enterprise value and whether it represents a fair market value of at least 80% of the assets held in the trust account.

Redemption Rights, page 17

11. Please revise your disclosure here and elsewhere in the document to provide an estimate of the pro rata share liquidation value the ROI shareholders would receive if the business combination is not consummated.

Organizational Structure, page 18

12. Please revise your initial structure chart to include Ascend Telecom Holdings. Additionally, please revise the final structure chart to show the percentage ownership of the company by NSR, the Sponsor and the public shareholders following this offering.

Risk Factors, page 23

The loss of any major customer would have an adverse effect on Ascend India's business and results of operations, page 23

13. In a separate risk factor, please more fully address the risk that the business combination may allow certain wireless telecommunications service providers to terminate master service agreement with Ascend India.

Risks Related to Ascend India's Indebtedness and Debt Restructuring Package, page 33

14. We note your first risk factor in the subsection states that all of Ascend India's bank lenders have entered into a corporate debt restructuring ("CDR") with the company. This gives the impression that all of Ascend India's lenders are a party to the CDR.  However, we note that the third risk factor in this subsection states that one lender is not a party to the CDR. Please revise to clarify your disclosure.

Ascend Holdings has relied on certain data from third parties in this proxy/prospectus, page 38

15. We note your statement that you "cannot assure…that they are complete or reliable." Please revise your disclosure to remove the implication that you are not responsible for the accuracy and completeness of the information in your prospectus.

Proposal No. 1- Approval of the Business Combination, page 64

Conditions to Complete the Business Combination, page 68

16. Please identify the conditions that are waivable by either party.  Also, disclose whether it is the intent of ROI's board of directors to resolicit shareholder approval of the transactions if either party waives a material condition.

Conditions to ROI's Obligations, page 70

17. We note in the risk factor section and on page 153 there is discussion of required approval by Ascend Telecom's creditors prior to undertaking any joint venture, merger, acquisition, sale of investment or fixed assets, or spinning off divisions or substantial parts of Ascend India's normal business. Please revise your disclosure to discuss whether such approval has been obtained from all required parties.

Background of the Business Combination, page 79

18. Please provide us with an analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by Deutsche Bank Securities in connection with the transaction with Ascend India.

19. Please note that disclosure of financial forecasts prepared by management may be required if forecasts were provided to a third parties, including a third party's financial advisor. Accordingly, please disclose all material projections that Ascend India provided to ROI and/or its financial advisor or advise us why they are not material. Also, disclose the basis for and the nature of the material assumptions underlying the projections.

20. Please expand your discussion of the parties' negotiation of key aspects of the proposed deal, including, but not limited to:

- The determination of the final structure of the proposed transaction;
- The determination of the ratios resulting in the post-closing equity ownership of ROI;
- The earn-out that will be paid to current Ascend India shareholders; and
- The amount to be paid to ROI directors and officers in connection with the transaction.

ROI's Board of Directors' Reasons for Approval of the Business Combination, page 81

21. In the prospectus for ROI's initial public offering, it is disclosed that ROI intended to structure the merger so that its public shareholders would own 100% of the new business but it would consider an ownership percentage of less than 100%. However, it would not accept less than 50% ownership of the target. Here, the business combination will not result in ownership of the target by ROI, but by ROI shareholders who will own between 40.4% and 45.3% of Ascend Holdings. Please revise your disclosure as appropriate to discuss this deviation from the prospectus for the initial public offering.

22. In the risk factors section, there is discussion of Ascend India's indebtedness and its entry into a debt restructuring package with some of its lenders. Please expand your disclosure to discuss considerations by the ROI board of Ascend India's indebtedness when determining the appropriateness of the business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 93

23. Since it does not appear that your acquisition of ROI constitutes an acquisition of a business pursuant to IFRS 3, please tell us your consideration of accounting for the acquisition as a share-based payment in return for the net assets of ROI and a NASDAQ listing pursuant to IFRS 2.

24. Please tell us in detail how you determined the fair value of your share. We note that you assigned a fair value of $10 per share.

25. Refer to the table on page 94. Please tell why there is a difference between the total ownership interest of NSR (and affiliates) and former shareholders of ROI assuming maximum redemption but excluding earnout shares of 49.9% and 50.1% as compared to page 18. In addition, tell us why there are differences between the total ownership interests of NSR (and affiliates) and former shareholders of ROI assuming no redemption and maximum redemption but including earnout shares as compared to page 18.

26. Refer to page 97. With respect to your adjustment "B", tell us how you considered IAS 28 and IFRS 3 in concluding that the remeasurement of the assets and liabilities of Ascend India was not required for the 32% interest acquired from IL&FS Parties.

27. Refer to page 97. With respect to your adjustment "C", you indicated in the notes that the adjustment reflects the reclassification of 14.8 million shares of common stock subject to redemption. However, we note that number of shares subject to redemption were 11.549 million on page 95. Please reconcile the difference and revise your notes accordingly.

28. Refer to page 97. With respect to your adjustment "E", please tell us why your total share capital was reclassified into permanent equity. It is unclear to us why you will not have any share capital after the Business Combination.

29. Refer to page 97. With respect to your adjustment "I", we note that the amount is the same as adjustment "J". It appears the reference to this adjustment needs to be revised to "J" and an addition of a new adjustment "I" to reflect the exchange of 12.5 million ROI warrants for $6.25 million or INR 389,500,000 in cash. Please revise or advise.

30. We note on page 22 that at the closing of the business combination, the Company will grant restricted stock units for ordinary shares equivalent to 2.5% and 13.5% of the issued and outstanding ordinary shares to the directors and executive officers of Ascend Holdings, and to an affiliate of NSR as compensation expense, respectively. The shares are granted pursuant to the Ascend Holding's equity incentive plan and the Management Service Agreement. In this regard, please tell us how you would account for such transactions at the closing of the business combination. In addition, tell us why such grants are not reflected in the pro forma financial statements.

31. Please tell us and disclose why the pro forma balance sheet does not give effect to the earnout shares issuable to NSR (and affiliates). If such shares are issued, tell us the impact on your future financial statements.

32. Revise the adjustment "I" in column, "Additional Pro Forma Adjustments (assuming maximum redemption)" to "J".

Comparative Share Information, page 98

33. Please revise and present the numbers of shares outstanding in millions.

34. We note the shares outstanding and earnings per share information under Pro Forma (max) column do not agree with the unaudited Pro Forma condensed combined statement of operations on page 96. Please reconcile or tell us the reason for the differences.

Use of Proceeds, page 91

35. Please clarify what the proceeds of INR 5,155,322,223 and INR 5,585,461,616 from the business combination represent. If the amounts assume that a specified percentage of public shares will be redeemed, so state.

36. Please discuss all the uses of proceeds, including the purchase of the ROI warrants, payment of deferred underwriting fees and transaction costs.

## Material U.S. Federal Income Tax Considerations, page 99

37. It appears from the title of Exhibit 8.1 that you have received a tax opinion from Cayman Islands counsel.  Please advise whether you will be filing a tax opinion on the material U.S. federal income tax consequences of the business combination.  Refer to Item 601(b)(8) of Regulation S-K.

## ROI Management Discussion and Analysis of Financial Condition and Results of Operations, page 120

38. Please disclose the changes in the results of operations for year ended December 31, 2014 as compared to from the date of inception through December 31, 2013.

## Ascend India's Industry Overview

39. Provide us with copies of any reports and industry analysis that you cite or upon which you rely.  Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

## Wireless Telecommunications and Tower Industry in India

## Indian wireless telecommunications services industry, page 126

40. Please advise or revise your disclosure to explain where Circles B and C are located or direct the reader to the chart on page 130. Additionally, please revise the table on page 127 to address why the totals do not equal the sum of rural and urban wireless subscribers and urban wireless penetration percentage being greater than 100%.

41. Please explain why the written disclosure on page 129 references 22 circles while earlier disclosure and the chart on page 130 refers to Circles A, B, and C. Please clarify whether these terms refer to governmental designations or internal company metrics.

## Predecessor Ascend Management's Discussion and Analysis of Financial Condition and Result of Operations, page 142

## Critical Accounting Policies – Property, plant and equipment, page 147

42. In light of the significance of the entity's property, plant and equipment, please disclose your accounting policies regarding how to determine an asset's estimated useful life and

the expected residual value at the end of its life. In your response, you should also disclose how often such estimates will be reviewed for any changes.

Results of Operations, page 150

43. We note the entity's revenue was primarily generated from rent and infrastructure support services and recovery of power and fuel. In this regard, please discuss the changes by each revenue stream including the reasons for such changes. In addition, discuss whether you expect the trends to continue or change and the reasons why.

44. We note the increase of combined revenue from operations since FY 2013 were primarily due to the increase of towers and tenancies. Please expand your analysis to explain the underlying reason for such increases. Also, quantify what portion of the increase was due to volume versus price increase, if applicable.

45. We note you used "consolidated" to describe the financial information in various areas from page F-150 to F-156. Given the entity prepared combined financial statements for periods presented, please change it to "combined".

Provisions, Contractual Obligations and Contingencies, page 156

46. Please include the expected payments from the cash credit facility, short term bank loan, and the future minimum lease payments under hire purchase contracts in the contractual obligation table.

Selling Shareholders, page 201

47. Please disclose the number of shares being offered by each selling shareholder.

Ascend Telecom Holdings Limited Predecessor Financial Statements March 31, 2015
Report of Independent Registered Public Accounting Firm, page F-2

48. Please request your auditors to revise their report to include the city and State where it was issued. Refer Rule 2-02 of Regulation S-X.

Notes to Combined Financial Statements
2. Basis of Preparation, page F-9

49. Refer to your fourth paragraph in Note 1, Corporate Information. It appears that NSR QSR PE Mauritius, LLC's and NSR PE Mauritius, LLC's investments in ATIPL will be contributed to Ascend Telecom Holdings Limited. Please tell us why the combined financial statements combine the accounts of NSR QSR PE Mauritius, LLC if only its 24% investment in ATIPL will be contributed to Ascend Telecom Holdings Limited. We

note your disclosure on page F-8 that the investments in ATIPL have been included in the financial statements.

3.1 First time adoption of IFRS, page F-10

50. Refer to the last bullet. Please tell us in more detail how you determined the goodwill related to the ATIPL acquisition. It is unclear to us why the goodwill was determined based on the difference between the parent's interest in the carrying amounts of NSR QSR PE Mauritius, LLC and NSR PE Mauritius, LLC ("subsidiaries") after adjusting for consolidation procedures and the cost of the parent's investments in the subsidiaries. Refer to your basis in the accounting literature.

3.2 Revenue Recognition, page F-10

51. We note you entered a lease arrangement with customers and rent for use of sites is recognized when the right to use the site is given to the customer. We further note on page 146 that revenue for the use of sites is recognized when services are rendered. It appears to us that the monthly lease payment received included the revenue for the use of sites and the services provided. In this regard, please clarify whether you recognized rent from the use of sites and a fee for services provided separately. In addition, please tell us how you allocate the consideration received pursuant to IAS 18.13.

3.8 Leases, page F-14

52. We note your disclosure that the determination of whether an arrangement is, or contains, a lease is dependent on whether "the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement." Please tell us the factor you considered pursuant to IAS 17 and IFRIC 4 in concluding that the arrangement is a lease.

3.14 Cash and Cash Equivalents, page F-18

53. We note that you considered cash and cash equivalents to consist of cash and current bank deposits. We further note on page F-31 that other term deposits are created for periods of between ninety one days and twelve months. Please disclose what you considered to be cash equivalents pursuant to IAS 7.7.

4.1 Judgements, page F-20

54. Refer to the last paragraph. We note that you concluded that your original liability was not extinguished since the lenders have the right to receive recompense. Please tell us how this complies with IAS 39.40 and AG63.

17. Impairment Testing of Goodwill, page F-29

    55. You indicated that Ascend India (ATIPL) is considered the cash generating unit for goodwill impairment analysis. Please tell us the basis of your conclusion and your consideration of IAS 36.66-108. We note on page 129 that you owned and operated over 4,000 towers in 28 states across India.

24. Interest Bearing Loans and Borrowings, page F-32

    56. In light of the significance of your term loan from banks and financial institutions, please disclose the required financial covenants and whether you are in compliance as of March 31, 2015.

    57. We note on page 156 that Ascend India's capital expenditure was partly related to new tower rollouts. In this regard, please confirm that the borrowing costs related to the construction and production of plant and machinery assets are included in the "Construction in progress" column in Note 14, Property, Plant and Equipment on page F-27.

34. Segment Information, page F-46

    58. You indicated that there are no separate reportable segments because the services are provided in India. In this regard, please clarify and disclose what the Listco Predecessor's operating segment and reportable segment are. In your response, please provide your segment analysis in accordance with IFRS 8.5-19.

    59. Further, please tell us the basis of your determination that the disclosure information under IFRS 8.21-24 is not required.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc:     John Owen, Esq.
        Jones Day